UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: March 31, 2014

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Announcement dated March 28, 2014, entitled “2013 Annual Results Announcement”.
Exhibit 99.2	Press Release dated March 28, 2014, entitled “Production and Reserve Volumes Hit Another Record High Major Operational Indicators Met Targets”.
Exhibit 99.3	Announcement dated March 28, 2014, entitled “Inside Information Announcement”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

2013 Annual Results Announcement

CHAIRMAN’S STATEMENT

Dear shareholders,

In 2013, amid complex economic conditions on both domestic and global fronts, the Company continued to carry forward its business operations under its “New Leap Forward” strategic roadmap and achieved notable results and significant progress in exploration, development and production, and international development.

In recent years, the Company has continuously expanded its investment in exploration and achieved satisfactory results, with new discoveries being made every year and reserve addition maintained at high levels. In 2013, the Company maintained a high success rate in mature exploration areas, and made major breakthroughs in new areas, sustaining the growth momentum of our reserves in recent years and providing support for our future production growth.

Following a few years of steady growth and engineering preparation, the Company has reached another peak in its project construction and start-up activities. From the beginning of 2013, the Company has commenced production of eight new projects and successfully exceeded its production target for the year.

2013 was a crucial year for the Company’s overseas business development. With the completion of the Nexen acquisition, the proportion of the Company’s overseas assets has significantly increased and now become a significant part of the total assets. The overseas projects also had a greater impact on the Company’s business performance. We continued to make progress on the integration of Nexen while further defining the guiding principles and overall roadmap for our overseas business development to focus on “management innovation and economic benefits”. We will leverage on our integration with Nexen to actively promote overseas business development and achieve our strategic goals.

In 2013, the Company was awarded the Platinum Award for “2013 Excellence in Management and Corporate Governance” by The Asset, as well as the “Corporate Governance Recognition Award-Asia’s Icon on Corporate Governance” and “2013 Best CSR” by Corporate Governance Asia. These accolades reflect the market’s recognition of the Company’s sound corporate governance, as well as our commitment to social responsibility.

In view of the Company’s sound financial position, the Board has recommended a final dividend of HK$0.32 per share (tax inclusive) for the year 2013.

Following a rapid growth period over the last few years, the Company has embarked on a new phase of its development: we are now at a leading position among the world’s oil and gas exploration and production companies in terms of reserves and production; we currently have oil and gas assets in more than 20 countries across six continents; we formed a crude oil dominated asset portfolio comprising both conventional and unconventional oil and gas resources. Along with the evolvement of our scale and asset portfolio, we now face new challenges in various areas including production growth and cost structure.

In order to bring the “New Leap Forward” blueprint to reality, we will continue to carry out reform and be innovative, and strive for steady progress in all aspects. While continuing to strengthen exploration activities, we are also devoted to growing reserves and production to ensure the long-term and sustainable development of the Company. In 2014, the Company plans to bring seven to ten new projects on stream out of around 20 projects that are expected to be under construction. These serve as a strong foundation for our development over the next few years and beyond.

In 2014, the Company will further strive to control costs and enhance efficiency. The rapid increase in costs in recent years has drawn the attention from all managerial levels. In this regard, we have designated 2014 as “Year of Quality and Efficiency”, where staff at all levels will take on collective role in controlling costs through technology and management innovation.

We will also strive to further innovate the management of our overseas business, continue to optimize our overseas assets portfolio, improve overseas development mechanisms, and enhance the management capabilities and profitability of our overseas assets.

Over the years, the Company has always placed health, safety and environmental protection in top priorities, and maintained a strong track record in these areas. We remain committed to supporting these causes to pave the way for the Company’s sustainable development.

In 2014, Mr. Wang Tao, an independent non-executive director, Mr. Zhou Shouwei and Mr. Wu Zhenfang, both non-executive directors, retired from the Board. Mr. Kevin G. Lynch was appointed as an independent non-executive director while Mr. Lv Bo, Mr. Zhang Jianwei and Mr. Wang Jiaxiang were appointed as non-executive directors. I would like to express my appreciation and gratitude to Mr. Wang, Mr. Zhou and Mr. Wu for contributing their knowledge and expertise to the Company. At the same time, I would also like to warmly welcome Mr. Lynch, Mr. Lv, Mr. Zhang and Mr. Wang to join the Board.

Looking ahead, we will continue to seek long-term growth by following our “New Leap Forward” strategic roadmap to further create values for our shareholders.

WANG Yilin
Chairman

Hong Kong, 28 March 2014

CEO’S STATEMENT

Dear Shareholders,

In 2013, the Company successfully achieved production and operational targets for the year and opened up new areas for future development after overcoming various challenges. I am pleased to share the results of our development in 2013 and our plans for year 2014.

COMPLETING OUR OPERATIONAL TARGETS FOR 2013 WITH MAJOR ACHIEVEMENTS

In 2013, the Company made steady progress in various operational activities while stepping up its pace in international development: it made major exploration achievements in both offshore China and overseas; the Company overcame unfavorable and unexpected situations and exceeded its production target for 2013; the integration following the Nexen transaction progressed smoothly; our financial position remained healthy and we continued to maintain sound performance in health, safety and environmental protection.

First, on exploration: as a result of continuous innovation in mindset, technology and management, as well as more intensified activities, breakthroughs were made in both mature and new exploration areas. We made a total of 18 commercial new discoveries and successfully appraised 20 oil and gas structures. In 2013, the Company’s reserve replacement ratio reached 327%. As of the end of 2013, the Company had net proved reserves of around 4.43 billion BOE, which makes it a leading exploration and production company in the world. In offshore China, we made 10 commercial new discoveries during the year, including several mid-sized oil and gas discoveries of Bozhong 8-4, Kenli 9-5, Kenli 9-6, Weizhou 12-11 and Luda 5-2 North. Overseas, we made a new oil and gas discovery by Elephant-1 well in Congo, and extended exploration activities in Uganda and Algeria. The successful exploration results over the past few years and in 2013 have established a strong reserve base to bring the Company in line with the strategic roadmap of the “New Leap Forward”.

Second, on development and production: 2013 was a challenging year for the Company in terms of development and production. Despite unfavorable factors such as delayed startup of several new PSC projects in offshore China and tough weather conditions, the Company still maintained high operating efficiency and mitigated the decline in production base in the existing oil and gas fields through streamlined management. The Company also optimized operational measures to ensure quick ramp up of the newly added production capacities. In 2013, the Company’s net production reached 411.7 million BOE, beating its target set earlier the year.

Meanwhile, in line with the concept of regional development and comprehensive adjustments, the Company has taken a further step in integration on exploration and development, and brought to fruition development plan of many new projects.

Third, on overseas expansion: the Company successfully closed the Nexen transaction in February 2013 and embarked on a new phase in international development. To date, the integration of exploration and development, safety and environmental protection, human resources and corporate culture has progressed smoothly. All the assets of Nexen continued to operate well. The progress in integration met the Company’s expectation.

In October 2013, the Company successfully acquired a 10% interest in the production sharing contract of the Libra oil field in Brazil. In addition, production volumes from the Eagle Ford shale oil and gas project in the U.S. and the Missan oil fields in Iraq continued to ramp up. The Kingfisher block in Uganda entered into the development phase. The Egina oil field in Nigeria entered into the engineering construction stage.

Fourth, on financial performance: in 2013, the Company recorded a net profit of approximately RMB56,461 million, with basic earnings per share of RMB1.26. The Company maintained a healthy financial position and kept a stable credit ratings.

COPING WITH CHALLENGES TO ENSURE SUSTAINABLE DEVELOPMENT

The Company has made more than 10 new oil and gas discoveries each year for the past few years. At the same time, the Company has established a rich resource base for short, medium and long-term development, building up a predominantly crude oil asset portfolio that consists of both conventional and unconventional resources, with offshore China and overseas assets complementary to each other. This is a strong foundation for the Company’s sustainable development.

Year 2014 is another peak cycle for the development of oil and gas fields, with around 20 new projects expected to be under construction, among which seven to ten new projects are expected to commence production, including Kenli 3-2 oil fields with an expected peak production of approximately 37,000 BOE per day, and Qinhuangdao 32-6 comprehensive adjustment project with an expected peak production of approximately 36,000 BOE per day. This is expected to significantly boost the Company’s production growth in the next few years.

In the course of development and production, we have noticed the escalating costs of developing oil and gas fields amid prevailing high oil price. We are also mindful of the challenges posed by the uncertainties which stem from the more stringent environmental protection standards, governmental approval procedures as well as adverse weather conditions caused by climate change. To cope with these challenges, we will implement scientific management, advanced planning and meticulous organization in our operations.

Over the years, the Company has built up a conscientious, dedicated and hardworking team of employees who are veterans in offshore China oil and gas development. We have also accumulated abundant experience in overseas exploration and development. With such an excellent team, I am confident that the Company will be able to maintain its long-term sustainable growth.

CAREFUL PLANNING IN IMPLEMENTING VARIOUS TASKS FOR 2014

Having made health, safety and environmental protection our priorities, we will organize domestic and overseas resources to fulfill our production and operational tasks in 2014:

First, ensure the production target to be met. The Company will continue to plan prudently and work meticulously to explore the potential of our producing oil and gas fields and to ensure new development projects come on stream on time to meet our production target of 422 to 435 million BOE for the year.

Second, control cost and improve efficiency. 2014 was designated as “Year of Quality and Efficiency”. With focus on cost containment, the Company will adopt a series of measures to further enhance its earning potential.

Third, intensify exploration and development activities. The Company will strengthen the integration of exploration and development as well as its exploration activities in the frontier areas in order to ensure a reserve replacement ratio of over 100%.

Fourth, enhance the management of our overseas business. In 2014, the Company will foster a deeper integration with Nexen, streamline the management of its overseas business, optimize the allocation of resources and strengthen project management and raise the operational efficiency and profitability of Nexen’s and other overseas assets.

2014 is a crucial year for the Company’s “New Leap Forward” roadmap. While working hard to achieve the various targets for the year, we will maintain a long-term vision and seize the right opportunities to fully promote the Company to a new phase of development.

Li Fanrong
Chief Executive Officer

Hong Kong, 28 March 2014

Consolidated Statement of Profit or Loss and Other Comprehensive Income
Year ended 31 December 2013
(All amounts expressed in millions of Renminbi, except per share data)

		Group
	Notes	2013	2012
REVENUE
Oil and gas sales	5	226,445	194,774
Marketing revenues		55,495	50,771
Other income		3,917	2,082

		285,857	247,627
EXPENSES
Operating expenses		(30,014)	(21,445)
Taxes other than income tax		(15,937)	(15,632)
Exploration expenses		(17,120)	(9,043)
Depreciation, depletion and amortisation	6	(56,456)	(32,903)
Special oil gain levy		(23,421)	(26,293)
Impairment and provision		45	(31)
Crude oil and product purchases		(53,386)	(50,532)
Selling and administrative expenses		(7,859)	(3,377)
Others		(3,206)	(1,230)

		(207,354)	(160,486)

PROFIT FROM OPERATING ACTIVITIES		78,503	87,141
Interest income	6	1,092	1,002
Finance costs	7	(3,457)	(1,603)
Exchange gains, net		873	359
Investment income	6	2,611	2,392
Share of profits of associates		133	284
Share of profit/(loss) of a joint venture		762	(311)
Non-operating income, net		334	908

PROFIT BEFORE TAX	6	80,851	90,172
Income tax expense	8	(24,390)	(26,481)

PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		56,461	63,691

OTHER COMPREHENSIVE (LOSS)/INCOME
Items that may be subsequently reclassified to profit or loss:
Net loss on available-for-sale financial assets, net of tax		(626)	(1,128)
Exchange differences on translation of foreign operations		(4,143)	(42)
Share of other comprehensive (loss)/income of associates		(29)	21
Other items that will not be reclassified to profit or loss		393	-

OTHER COMPREHENSIVE LOSS FOR THE YEAR, NET OF TAX		(4,405)	(1,149)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		52,056	62,542

EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic (RMB Yuan)	10	1.26	1.43
Diluted (RMB Yuan)	10	1.26	1.42

Details of the dividends proposed and paid for the year are disclosed in Note 9.

Consolidated Statement of Financial Position
31 December 2013
(All amounts expressed in millions of Renminbi)

		Group
	Notes	2013	2012
NON-CURRENT ASSETS
Property, plant and equipment		419,102	252,132
Intangible assets		17,000	973
Investments in associates		4,094	3,857
Investment in a joint venture		20,303	20,160
Available-for-sale financial assets		6,798	7,051
Deferred tax assets		2,729	40
Other non-current assets		4,895	963

Total non-current assets		474,921	285,176

CURRENT ASSETS
Inventories and supplies		9,153	5,247
Trade receivables	11	34,136	23,624
Derivative financial assets		329	-
Available-for-sale financial assets		51,103	61,795
Other current assets		11,295	8,314
Time deposits with maturity over three months		26,218	16,890
Cash and cash equivalents		14,318	55,024

Total current assets		146,552	170,894

CURRENT LIABILITIES
Loans and borrowings	13	49,841	28,830
Trade and accrued payables	12	48,558	23,989
Derivative financial liabilities		220	-
Other payables and accrued liabilities		16,914	17,435
Taxes payable		13,415	12,183

Total current liabilities		128,948	82,437

NET CURRENT ASSETS		17,604	88,457

TOTAL ASSETS LESS CURRENT LIABILITIES		492,525	373,633

NON-CURRENT LIABILITIES
Loans and borrowings	13	82,011	29,056
Provision for dismantlement		41,146	29,406
Deferred tax liabilities		25,362	3,403
Other non-current liabilities		2,386	1,988

Total non-current liabilities		150,905	63,853

NET ASSETS		341,620	309,780

EQUITY
Equity attributable to owners of the parent
Issued capital	14	949	949
Reserves		340,671	308,831

TOTAL EQUITY		341,620	309,780

Li Fanrong	Wu Guangqi

Director	Director

Notes
31 December 2013
(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the year, the Group was principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

2.1	STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”)  issued by the International Accounting Standards Board (the “IASB”), Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), and the Hong Kong Companies Ordinance.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

The IASB has issued a number of new and revised IFRSs that are first effective for the current accounting year commencing 1 January 2013 or later but available for early adoption. The equivalent new and revised HKFRSs consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

The accounting policies adopted are consistent with those of the year ended 31 December 2012, except for the first time adoption of the new and revised IFRSs/HKFRSs effective for the Group’s financial year beginning on 1 January 2013 and the early adoption of the amendments to IAS 36/HKAS 36 Recoverable Amount Disclosures for Non-Financial Assets effective from 1 January 2014:

Mandatorily adopted as of 1 January 2013:

IFRS 13/HKFRS 13 – Fair Value Measurement

IFRS 13/HKFRS 13 improves consistency and reduces complexity by providing, for the first time, a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs/HKFRSs. The requirements do not extend the use of fair value accounting, but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs/HKFRSs. In accordance with the transitional provisions of IFRS 13/HKFRS 13, the Group has applied the new fair value measurement and disclosure requirements prospectively. The application of IFRS 13/HKFRS 13 has no impact to the financial position and performance of the Group but results in more extensive disclosure in the consolidated financial statements.

IAS 1/HKAS 1 (Amendments) – Presentation of Items of Other Comprehensive Income

The IAS 1/HKAS 1 (Amendments) introduce new terminology, whose use is not mandatory, for statement of comprehensive income and income statement. Under the amendments to IAS 1/HKAS 1, the “statement of comprehensive income” is renamed as “statement of profit or loss and other comprehensive income” and the “income statement” is renamed as the “statement of profit or loss”. The amendments to IAS1/HKAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. IAS 1/HKAS 1 (Amendments) requires companies preparing financial statements in accordance with IFRSs/HKFRSs to group items of other comprehensive income into two categories: (1) items that will not be reclassified subsequently to profit or loss; and (2) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis. The amendments have been applied retrospectively, and hence the presentation of items of other comprehensive income has been modified to reflect the changes.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

Early adopted before mandatory effective dates

IAS 36/HKAS 36 (Amendments) –Recoverable Amount Disclosures for Non-Financial Assets

The amendments to IAS 36/HKAS 36 remove the requirement to disclose the recoverable amount of a cash generating unit (CGU) to which goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment or reversal of impairment of the related CGU. Furthermore, the amendments introduce additional disclosure requirements regarding the fair value hierarchy, key assumptions and valuation techniques used when the recoverable amount of an asset or CGU was determined based on its fair value less costs of disposal. The amendments to IAS 36/HKAS 36 are effective for annual periods beginning on or after 1 January 2014, earlier application is permitted. The Group adopts the amendments for annual period beginning on 1 January 2013. The application of IAS 36/HKAS 36 amendments has no impact to the financial position and performance of the Group.

Except for those new and revised IFRSs/HKFRSs that have been adopted for the first time for the current year’s consolidated financial statements as listed above, there are also a number of new and revised to IFRSs/HKFRSs effective as of 1 January 2013. The adoption of those amendments upon their effective dates did not have any material impact on the financial position or performance of the Group.

The Group has not applied the following new and revised IFRSs/HKFRSs, that may be relevant to the Group and have been issued but are not yet effective, in these consolidated financial statements:

Amendments to IFRS 10/HKFRS 10,	Investment Entities1
IFRS 12/HKFRS 12 and IAS 27/HKAS 27

Amendments to IAS 19/ HKAS 19	Defined Benefit Plans: Employee Contributions2

IFRS 9/HKFRS 9	Financial Instruments3

Amendments to IFRS 9/ HKFRS 9 and	Mandatory Effective Date of IFRS 9/ HKFRS 9 and Transition
IFRS 7/ HKFRS 7	Disclosures3

Amendments to IAS 32/HKAS 32	Offsetting Financial Assets and Financial Liabilities1

Amendments to IAS 39/HKAS 39	Novation of Derivatives and Continuation of Hedge Accounting1

IFRIC 21/HK(IFRIC)-Int 21	Levies1

1	Effective for annual periods beginning on or after 1 January 2014
2	Effective for annual periods beginning on or after 1 July 2014
3	Available for application- the mandatory effective date will be determined when the outstanding phases of IFRS 9/HKFRS 9 are finalised

3.	ACQUISITIONS AND OTHER VENTURES

2013

(i)
On 23 July 2012, the Company, CNOOC Canada Holding Ltd. and Nexen entered into an arrangement agreement in relation to the Company’s proposed acquisition (through its wholly-owned subsidiary, CNOOC Canada Holding Ltd.) of all the Nexen common shares and preferred shares, pursuant to a plan of arrangement under the Canada Business Corporations Act.

The acquisition of Nexen was completed on 26 February 2013 (Beijing time). The consideration of the acquisition was approximately US$14.8 billion (approximately RMB92.8 billion), and was paid in cash. The consideration is related to acquisition of common shares and preferred shares. As a result of the acquisition, an additional amount of approximately US$275 million was paid by Nexen to settle its long-term incentive plans. The indebtedness of Nexen at the acquisition date remains outstanding except for the US$460 million of subordinated debt that was repaid subsequently in 2013.

The fair values of the identifiable assets and liabilities of Nexen as at the date of acquisition are as follows:

Final amounts recognized

Property, plant and equipment	150,572
Intangible assets	4,196
Investment in an associate	234
Deferred tax assets	119
Other non-current assets	889
Trade receivables	11,148
Inventories and supplies	2,782
Other current assets	672
Cash and cash equivalents	4,858

Trade and accrued payables	(17,709)
Taxes payable	(1,399)
Other payables and accrued liabilities	(529)
Loans and borrowings	(34,893)
Provisions for dismantlement	(13,076)
Other non-current liabilities	(1,681)
Deferred tax liabilities	(26,745)

Net assets acquired	79,438
Goodwill on acquisition	13,346

Satisfied by cash	92,784

3.	ACQUISITIONS AND OTHER VENTURES (continued)

2013 (continued)

(i)	(continued)

An analysis of the net outflow of cash and cash equivalents in respect of the acquisition is as follows:

Cash consideration	92,784
Cash and cash equivalents acquired	(4,858)

Net outflow of cash and cash equivalents in respect of the acquisition	87,926

Since the acquisition, Nexen contributed RMB37,249 million to the Group's revenue and RMB1,078 million to the consolidated profit for the year.

Legal and professional fees related to the acquisition were approximately RMB474 million. The expenses are charged to profit or loss directly.

(ii)
On 2 December 2013, CNOOC Petroleum Brasil LTDA, a wholly-owned subsidiary of CNOOC International Limited, entered into a production sharing contract with Ministry Of Mines And Energy in Brazil, to be a non-operator contractor in Block LIBRA. CNOOC Petroleum Brasil LTDA holds 10% working interest and paid its share of signature bonus of BRL1.5 billion (approximately RMB4.1 billion), which has been recorded as an acquisition cost of oil and gas properties.

4.	SEGMENT INFORMATION

(a)	Segments results

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business.  The Group reports the business through three reporting segments: exploration and production ("E&P"), trading business and corporate. These segments are determined primarily because the Group's chief operating decision maker makes key operating decisions and assesses performance of the segment separately. The Group evaluates the performance of each segment based on segment profit or loss. The geographical information is separately disclosed in (b).

The following table presents the segment financial information for the Group for the years ended 31 December 2013 and 2012.

4.	SEGMENT INFORMATION (continued)

(a)	Segments results and other information (continued)

	E&P		Trading business		Corporate		Eliminations		Consolidated

	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Sales to external customers:
Oil and gas sales	226,445	194,774	-	-	-	-	-	-	226,445	194,774
Marketing revenues	-	-	55,495	50,771	-	-	-	-	55,495	50,771
Intersegment revenues	17,443	14,299	-	-	-	-	(17,443)	(14,299)	-	-
Other income	3,415	1,633	221	-	303	464	(22)	(15)	3,917	2,082

Total	247,303	210,706	55,716	50,771	303	464	(17,465)	(14,314)	285,857	247,627

Operating expenses	(30,014)	(21,445)	-	-	-	-	-	-	(30,014)	(21,445)
Taxes other than income tax	(15,920)	(15,602)	-	-	(17)	(30)	-	-	(15,937)	(15,632)
Exploration expenses	(17,142)	(9,058)	-	-	-	-	22	15	(17,120)	(9,043)
Depreciation, depletion and amortisation	(55,512)	(32,775)	(497)	-	(447)	(128)	-	-	(56,456)	(32,903)
Special oil gain levy	(23,421)	(26,293)	-	-	-	-	-	-	(23,421)	(26,293)
Impairment and provision	34	(31)	12	-	(1)	-	-	-	45	(31)
Crude oil and product purchases	-	-	(53,386)	(50,532)	-	-	-	-	(53,386)	(50,532)
Selling and administrative expenses	(4,294)	(2,513)	(1,021)	(9)	(2,544)	(855)	-	-	(7,859)	(3,377)
Others	(3,024)	(1,130)	-	-	(182)	(100)	-	-	(3,206)	(1,230)
Interest income	19	9	-	-	1,396	1,441	(323)	(448)	1,092	1,002
Finance costs	(2,269)	(1,893)	(5)	(4)	(1,506)	(154)	323	448	(3,457)	(1,603)
Exchange gains/(losses), net	137	389	20	-	716	(30)	-	-	873	359
Investment income	-	-	-	-	2,846	2,567	(235)	(175)	2,611	2,392
Share of profits/(losses) of associates	(98)	71	-	-	231	213	-	-	133	284
Share of profit/(loss) of a joint venture	-	-	-	-	762	(311)	-	-	762	(311)
Non-operating income/(expenses), net	339	896	-	-	(5)	12	-	-	334	908
Income tax expense	(24,524)	(25,886)	77	(2)	57	(593)	-	-	(24,390)	(26,481)

Segment profit for the year	71,614	75,445	916	224	1,609	2,496	(17,678)	(14,474)	56,461	63,691

Other segment information
Investments in associates	1,145	1,080	-	-	2,949	2,777	-	-	4,094	3,857
Investment in a joint venture	-	-	-	-	20,303	20,160	-	-	20,303	20,160
Others	476,414	272,804	11,205	3,172	337,813	342,616	(228,356)	(186,539)	597,076	432,053

Segment assets	477,559	273,884	11,205	3,172	361,065	365,553	(228,356)	(186,539)	621,473	456,070

Segment liabilities	(315,805)	(244,481)	(8,499)	(3,020)	(137,345)	(69,866)	181,796	171,077	(279,853)	(146,290)

Capital expenditure and acquisition	248,462	70,746	40	2	602	310	-	-	249,104	71,058

(b)	Geographical information

The Group mainly engages in the exploration, development, production and sale of crude oil, natural gas and other petroleum products in offshore China. Activities outside the PRC are mainly conducted in Canada, the United States of America, United Kingdom, Nigeria, Agentina, Indoesia, Uganda and Australia etc.

In presenting the Group’s geographical information, revenues from external customers are based on the location of the Group’s customers, and non-current assets are attributed to the segments based on the location of the Group’s assets. 67% (2012: 75%) of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets information for the Group’s geographical information for the years ended 31 December 2013 and 2012.

	PRC		Canada		Others		Consolidated
	2013	2012	2013	2012	2013	2012	2013	2012

Property, plant and equipment	164,939	149,473	97,140	16,816	157,023	85,843	419,102	252,132
Investments in associates/a joint venture	3,054	2,945	857	912	20,486	20,160	24,397	24,017
Other non-current assets	3,716	963	1,021	-	158	-	4,895	963

(c)	Information about major customers

The current year's revenue of approximately RMB29,855 million (2012: RMB44,622 million) was derived from sales by the E&P segment and the trading business segment to China Petroleum & Chemical Corporation.

5.	OIL AND GAS SALES

		Group
		2013	2012

Gross sales		233,450	198,428
Less:	Royalties	(3,655)	(1,036)
	PRC government’s share of oil	(3,350)	(2,618)

Oil and gas sales		226,445	194,774

6.	PROFIT BEFORE TAX

The Group’s profit before tax is arrived at after charging/(crediting):

	Group
	2013	2012

Crediting:
Interest income from bank deposits	(1,092)	(1,002)

Investment income:
– Net gain from available-for-sale financial assets	(2,611)	(1,869)
– Net gain from held-to-maturity financial assets	-	(523)

	(2,611)	(2,392)
Insurance compensation on disposal of property, plant and equipment	(372)	(390)

Charging:
Auditors’ remuneration:
– Audit fee	42	24
– Other fees	17	12

	59	36

Employee wages, salaries, allowances and social security costs	6,546	2,537

Equity-settled share option expenses	11	50

Depreciation, depletion and amortisation:
– Property, plant and equipment	54,919	33,098
– Intangible assets	1,414	200
– Less: net amount capitalised	123	(395)

	56,456	32,903

Operating lease rentals:
– Office properties	460	158
– Equipment	1,944	1,383

	2,404	1,541

Repairs and maintenance	5,925	4,229
Research and development costs	1,278	1,420
Loss on disposal of property, plant and equipment	681	19

7.	FINANCE COSTS

	Group
	2013	2012

Interest on bank loans which are repayable within five years	1,212	503
Interest on other loans	2,223	1,145
Other borrowing costs	167	183

Total borrowing costs	3,602	1,831

Less: Amount capitalised in property, plant and equipment	(2,049)	(1,549)

	1,553	282
Other finance costs:
Unwinding of discount on provision for dismantlement	1,904	1,359
Others	-	(38)

	3,457	1,603

The effective interests rates used to determine the amount of related borrowing costs for capitalisation varied from 0.665% to 6.66% (2012: from 1.06585% to 6.375%) per annum during the year ended at 31 December 2013.

8.	INCOME TAX

An analysis of the tax expense in the Group's consolidated statement of profit or loss and other comprehensive income is as follows:

	Group
	2013	2012

Current tax
Provision for PRC enterprise income tax on the estimated taxable profits for the year	18,369	20,6622
Provision for overseas enterprise income tax on the estimated taxable profits for the year	12,619	8,1776

Deferred tax
Temporary differences in the current year	(6,598)	(2,358)

Income tax expense for the year	24,390	26,481

A reconciliation of the statutory PRC corporate income tax rate to the effective income tax rate of the Group is as follows:

	Group
	2013	2012
	%	%

PRC statutory enterprise income tax rate	25.0	25.0
Effect of different tax rates for overseas subsidiaries	7.6	4.4
Tax credit from the government	(2.5)	(0.2)
Tax reported in equity-accounted entities	(0.3)	-
Others	0.4	0.2

Group’s effective income tax rate	30.2	29.4

8.	INCOME TAX (continued)

The movements of deferred tax liabilities net of deferred tax assets are as follows:

	Group
	2013	2012

At 1 January	3,363	5,488
Credited to the profit and loss	(6,598)	(2,358)
Acquisition of a subsidiary	26,626	-
Charge to equity	29	237
Exchange differences	(787)	(4)

At 31 December	22,633	3,363

9.	DIVIDENDS

	Group
	2013	2012

Dividend per ordinary share:
2013 interim dividend - HK$0.25 (2012: interim dividend HK$0.15) per ordinary share	8,843	5,444
2012 final dividend - HK$0.32 (2011: final dividend HK$0.28) per ordinary share	11,383	10,191
Final dividend proposed at HK$0.32 (2012: HK$0.32) per ordinary share by the Board of Directors - not recognised as a liability as at the end of the year	11,269	11,563

Pursuant to the Enterprise Income Tax Law of the People's Republic of China and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the "Enterprise Income Tax Law of the People's Republic of China") shareholders, with effect from the distribution of the 2008 final dividend.  In respect of all shareholders whose names appear on the Company's register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

10.	EARNINGS PER SHARE

	Group
	2013	2012

Earnings
Profit for the year attributable to ordinary equity holders for the basic and diluted earnings per share calculations	56,461	63,691

Number of shares
Weighted average number of ordinary shares for the basic earnings per share calculation	44,646,825,847	44,646,305,984

Effect of dilutive potential ordinary shares under the share option schemes	140,293,242	161,736,346

Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,787,119,089	44,808,042,330

Earnings per share:
Basic (RMB Yuan)	1.26	1.43
Diluted (RMB Yuan)	1.26	1.42

11.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest-bearing.

As at 31 December 2013 and 2012, substantially all the trade receivables were aged within 30 days. All customers have a good repayment history and no receivables are past due.

12.	TRADE AND ACCRUED PAYABLES

As at 31 December 2013 and 2012, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing.

13.	LOANS AND BORROWINGS

Current

		Group
		2013			2012

	Effective interest rate and final maturity	Bank loan	Notes	Total	Bank loan	Notes	Total
Short-term loans and borrowings

General loans	LIBOR+0.5% to1.18% per annum with maturity within one year	48,776	-	48,776	27,343	-	27,343

		48,776	-	48,776	27,343	-	27,343
Loans and borrowings due within one year

For Tangguh LNG Project	LIBOR+0.23% to 0.38% per annum with maturity within one year	1,065	-	1,065	231	-	231
Notes*		-	-	-	-	1,256	1,256

		1,065	-	1,065	231	1,256	1,487

		49,841	-	49,841	27,574	1,256	28,830

Non-current

		Group
		2013			2012
	Effective interest rate and final maturity	Bank loan	Notes	Total	Bank loan	Notes	Total
For Tangguh LNG Project	LIBOR+0.23% to 0.38% per annum with maturity through to 2021	1,190	-	1,190	2,326	-	2,326
Notes*		-	80,821	80,821	-	26,730	26,730

		1,190	80,821	82,011	2,326	26,730	29,056

13.	LOANS AND BORROWINGS (continued)

*
The principal amount of US$200 million of 4.125% guaranteed notes due in 2013 and the principal amount of US$300 million of 5.500% guaranteed notes due in 2033 were issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company. The principal amount of US$200 million of 4.125% guaranteed notes was repaid in May 2013.

The principal amount of US$1,500 million of 4.25% guaranteed notes due in 2021 and the principal amount of US$500 million of 5.75% guaranteed notes due in 2041 were issued by CNOOC Finance (2011) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2011) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

The principal amount of US$1,500 million of 3.875% guaranteed notes due in 2022 and the principal amount of US$500 million of 5.000% guaranteed notes due in 2042 were issued by CNOOC Finance (2012) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2012) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

The principal amount of US$750 million of 1.125% guaranteed notes due in 2016, the principal amount of US$750 million of 1.750% guaranteed notes due in 2018, the principal amount of US$2,000 million of 3.000% guaranteed notes due in 2023 and the principal amount of US$500 million of 4.250% guaranteed notes due in 2043 were issued by CNOOC Finance (2013) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2013) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

During March 2005, Nexen issued US$250 million of notes. Interest is payable semi-annually at a rate of 5.2% and the principal is to be repaid in March 2015. In 2011, Nexen repurchased and cancelled US$124 million of principal of these notes. As at 31 December 2013, US$126 million of notes remain outstanding.

During May 2007, Nexen issued US$250 million of notes. Interest is payable semi-annually at a rate of 5.65% and the principal is to be repaid in May 2017. In 2011, Nexen repurchased and cancelled US$188 million of principal of these notes. As at 31 December 2013, US$62 million of notes remain outstanding.

During July 2009, Nexen issued US$300 million of notes. Interest is payable semi-annually at a rate of 6.2% and the principal is to be repaid in July 2019.

During April 1998, Nexen issued US$200 million of notes. Interest is payable semi-annually at a rate of 7.4% and the principal is to be repaid in May 2028.

During March 2002, Nexen issued US$500 million of notes. Interest is payable semi-annually at a rate of 7.875% and the principal is to be repaid in March 2032.

During March 2005, Nexen issued US$790 million of notes. Interest is payable semi-annually at a rate of 5.875% and the principal is to be repaid in March 2035.

During May 2007, Nexen issued US$1,250 million of notes. Interest is payable semi-annually at a rate of 6.4% and the principal is to be repaid in May 2037.

During July 2009, Nexen issued US$700 million of notes. Interest is payable semi-annually at a rate of 7.5% and the principal is to be repaid in July 2039.

All the notes issued by Nexen mentioned above were guaranteed by the Company since 22 March 2013.

During November 2003, Nexen issued US$460 million of unsecured subordinated debentures. Interest was payable quarterly at a rate of 7.35%, and the principal was to be repaid in November 2043. Nexen completed the redemption of such debentures on 28 March 2013.

14.	SHARE CAPITAL

		Share capital	Issued share capital equivalent of
Share	Number of shares	HK$ million	RMB million

Authorised:
Ordinary shares of HK$0.02 each
as at 31 December 2013 and 31 December 2012	75,000,000,000	1,500

Issued and fully paid:
Ordinary shares of HK$0.02 each as at 1 January 2012	44,659,180,984	893	949

As at 31 December 2012	44,646,305,984	893	949

Exercise of share options	1,150,000	-	-
As at 31 December 2013	44,647,455,984	893	949

Management’s Discussion and Analysis

STRATEGIES AND RISKS

Strategy

As one of the largest independent oil and gas exploration and production companies, we mainly engage in exploration, development, production and sales of oil and natural gas. The principal components of our strategy are as follows:

Focus on reserve and production growth

As an upstream company specializing in the exploration, development, production and sales of oil and natural gas, we consider reserve and production growth as top priority. We plan to increase our reserves and production through drill bits and value-driven acquisitions. We will continue to concentrate independent exploration efforts on major operating areas, especially in offshore China. In the meantime, we will continue to cooperate with foreign partners to lower capital requirements and exploration risks. In 2013, we achieved a reserve replacement ratio of 327%.

We increase our production primarily through the development of proved undeveloped reserves. As of 31 December 2013, approximately 59.7% of our proved reserves were classified as proved undeveloped, which gives us the opportunity to achieve future production growth, as long as these proved undeveloped reserves are developed at a rate faster than the depletion rate of our currently producing reserves.

Develop natural gas business

We plan to capitalize on the growth potential of the PRC natural gas market, and continue to explore and develop natural gas fields. In the event that we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments in the form of alliances or partnerships with partners possessing the relevant experience and expertise.

In 2014, the large-sized deepwater gas field Liwan 3-1 in deepwater South China Sea is expected to commence production. We expect that our natural gas production would continue to increase accordingly.

Maintain prudent financial policy

We will continue to maintain our prudent financial policy. As an essential part of our corporate culture, we continue to promote the cost consciousness among both our management team and employees. Also, in our performance evaluation system, cost control has been one of the most important key performance indicators.

Aiming to reduce production cost, we plan to actively promote the regional development of oil and gas field groups and to apply cutting-edge offshore engineering, drilling and production technologies to our operations.

Currently, we have a healthy financial position. We intend to maintain our financial strength by managing key measures such as capital expenditure, cash flows and costs per BOE. We also intend to actively manage our account receivables and inventories to enhance liquidity and improve profitability. We will continue to monitor our foreign currency denominated assets and debts in order to manage our exposure to foreign exchange rate fluctuations.

RISK FACTORS

The exploration and production of the oil and gas industry involve a high degree of risks. Our market risk exposures primarily consist of fluctuations in oil and gas prices, changes in reserves, HSE, changes in fiscal regimes and regulatory rules and policies and changes in exchange rates and interest rates.

Fluctuations in oil and gas prices

Since the Company’s realized oil prices are priced with reference to international oil prices, fluctuations in international oil prices would have a significant impact on the Company’s sales revenue and profit. In addition, the Company’s natural gas sales contracts also contain price adjustment provisions. Any changes in international oil prices, inflation rate and domestic natural gas price policies may result in changes in natural gas prices. As a result, changes in oil and natural gas prices will affect the Company’s profitability.

Changes in reserves

High-risk and capital-intensiveness are inherent characteristics of the exploration and development of oil and gas. The Company’s exploration and development activities are exposed to various risks, including its inability to encounter any commercial discoveries.

In addition, reserve appraisal depends on a number of factors, including the quantity and quality of technical and economic data, assumptions in oil price assessment, production curve as well as fiscal terms. If these factors and assumptions were proved to be inaccurate, the Company might need to adjust its reserves.

HSE

The Company is exposed to blowout, fire and spillage risks arising from the exploration, development and production operations. Any accident which may lead to casualties, property damages and environmental pollution may have an impact on the Company’s operation and financial conditions.

Changes to fiscal regimes and regulatory rules and policies

The Company has oil and gas assets in the PRC and various overseas countries. Any change in the fiscal regimes of these countries, including the introduction of new taxes and increases in tax rates, may affect the profitability of the Company.

Other changes in regulatory rules, including policies on oil and gas prices, resource nationalization, exchange controls and environment protection laws and rules, may affect the Company’s operation and financial position.

Currency risk

The Company’s oil and gas sales are substantially denominated in Renminbi and US dollars. China’s exchange rate regime is a managed floating exchange rate approach that is based on market demand and supply and with reference to a basket of currencies. From 1 January 2013 to 31 December 2013 (the last working day in 2013), Renminbi appreciated approximately 3.1% against US dollars. At the reporting date, 79% (2012: 92%) of the Group’s cash and cash equivalents and time deposits with maturity over three months were denominated in Renminbi, and the remaining amounts were substantially denominated in US dollar and Hong Kong dollar.

Interest rate risk

As at the end of 2013, the interest rates of 59.4% of the Company’s debts were fixed. Except for loans for the Tangguh LNG project in Indonesia, all of our long-term debts are denominated in U.S. dollars with fixed interest rates. The weighted average term of the Company’s debt balance outstanding was approximately 8.63 years.

2013 Overview

In 2013, the global economic recovery was moderate and major economies continued to develop in different trends. The strength of recovery in developed economies as a whole was stronger than expected. The emerging markets and the developing economies stepped into a process of structural adjustment which led to a rapid decline in the rate of economic growth. On the other hand, China managed to maintain a stable economy growth while cautiously pursuing opportunities for sustainable growth. However, the foundation for a sustainable future growth is not solid due to constraints from Chinese economy’s structural problems. Affected by factors such as economic conditions and the supply-demand relationship, international oil prices experienced fluctuations but generally maintained at a relatively high level in 2013.

During the year, faced with complex external conditions, the Company overcame various unfavorable factors, seized opportunities to lay a solid foundation for development, and achieved satisfactory results.

In 2013, the Company exceeded its annual production target, with a net production of 411.7 million BOE, representing a 20.2% increase over the previous year. The Company also made new breakthroughs in exploration in both matured and new areas, which, together with the impact of acquisition of Nexen, achieved a reserve replacement ratio of 327%.

In 2013, the Company made significant progress in its overseas development and successfully acquired Nexen. This transaction has built a new overseas platform for the Company. The integration in areas such as exploration and development, safety and environmental protection, human resources and corporate cultures progressed smoothly at a pace in line with the Company’s expectations.

The Company maintained a solid financial position in 2013. Its oil and gas sales were RMB226,445 million (US$36,538.1 million, with the exchange rates applicable for 2013 at 6.1975), representing an increase of 16.3% over the previous year. Net profit was RMB56,461 million (US$9,110.3 million), representing a decrease of 11.4% over the previous year.

For the year ended 31 December 2013, the Company’s basic and diluted earnings per share were RMB1.26 and RMB1.26, respectively. The Company’s board of directors recommended the payment of a final dividend of HK$0.32 per share (tax inclusive).

In 2014, the outlook for the global political and economic situations will remain complicated. The global economic recovery is expected to be largely uncertain. China will continue to implement a proactive fiscal policy and a prudent monetary policy, and by adhering to the overall goal of “cautiously pursuing growth” in economic and social development, China’s economy is expected to maintain a steady growth.

Facing complicated external conditions in 2014, the Company is committed to coordinating domestic and overseas resources and will strive to complete key tasks for production and operation. The Company’s key tasks include:

First, to ensure the annual production target to be met;
Second, to maintain cost control and improve efficiency;
Third, to intensify exploration and development activities;
Fourth, to enhance the management of overseas business.

FINANCIAL RESULTS

Consolidated net profit

Our consolidated net profit decreased 11.4% to RMB56,461 million (US$9,110.3million) in 2013 from RMB63,691 million in 2012, primarily as a result of the comprehensive impact of the decreased oil price and the increased costs.

Revenues

Our oil and gas sales, realized prices and sales volume in 2013 are as follows:

	2013	2012	Change	Change (%)

Oil and gas sales (RMB million)	226,445	194,774	31,671	16.3%
Crude and liquids	211,838	181,825	30,013	16.5%
Natural gas	14,607	12,949	1,658	12.8%
Sales volume (million BOE)	397.2	322.6	74.6	23.1%
Crude and liquids (million barrels)	326.8	260.8	66.0	25.3%
Natural gas (bcf)	408	356	52	14.6%
Realized prices
Crude and liquids (US$/barrel)	104.60	110.48	(5.88)	(5.3%)
Natural gas (US$/mcf)	5.78	5.77	0.01	0.2%
Net production (million BOE)	411.7	342.4	69.3	20.2%
China	262.7	267.0	(4.3)	(1.6%)
Overseas	149.0	75.4	73.6	97.6%

The increase of our oil and gas sales was primarily due to the significant increase of production attributable from the Nexen acquisition.

In 2013, our net production was 411.7 million BOE (including our interest in equity-accounted investees), representing an increase of 20.2% from 342.4 million BOE in 2012, benefitting from the addition from the Nexen acquisition and the increased production of shale oil and gas in North America and technical service contract in Iraq. The overseas production volume accounted for 36.2% of our total net production volume in 2013, compared with 22.0% in 2012.

Operating expenses

Our operating expenses increased 40.0% to RMB30,014 million (US$4,842.9 million) in 2013 from RMB21,445 million in 2012, and the operating expenses per BOE increased 15.2% to RMB75.9 (US$12.25) per BOE in 2013 from RMB65.9 (US$10.44) per BOE in 2012, primarily as a result of the addition from the Nexen acquisition. Among which, operating expenses per BOE offshore China increased 5.4% to RMB60.9 (US$9.83) per BOE in 2013 from RMB57.8 (US$9.16) per BOE in 2012. Overseas operating expenses per BOE increased 2.9% to RMB105.5 (US$17.02) per BOE in 2013 from RMB102.5 (US$16.24) per BOE in 2012.

Taxes other than income tax

Our taxes other than income tax increased 2.0% to RMB15,937 million (US$2,571.5 million) in 2013 from RMB15,632 million in 2012, primarily as a result of the comprehensive impact of changes in oil and gas sales in offshore China and overseas.

Exploration expenses

Our exploration expenses increased 89.3% to RMB17,120 million (US$2,762.4 million) in 2013 from RMB9,043 million in 2012, primarily as a result of the addition from the Nexen acquisition and our continuous enhancement of exploratory activities in offshore China, especially in deepwater. Meanwhile, due to the unfavourable exploration appraisal results and some overdue land leasehold contracts, some of the unproved properties of shale oil and gas project located in North America were written off in 2013. Nexen focuses on opportunities in the deepwater of U.S. Gulf of Mexico and U.K. North Sea, which are deepwater areas with good exploration prospect. Meanwhile, in the recent two years, our continuing efforts in exploration in offshore China has led to a series of important reserves discoveries and upgrades, but also resulted in continuing increased exploration expenses. Dry hole expenses increased 78.5% to RMB7,140 million (US$1,152.1 million) in 2013 from RMB3,999 million in 2012, including costs of some uncertain wells that were capitalized previously and written off according to appraisal result.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization increased 71.6% to RMB56,456 million (US$9,109.5 million) in 2013 from RMB32,903 million in 2012, primarily as a result of the addition from the Nexen acquisition, the increased production of shale oil and gas in North America and technical service contract in Iraq and the commencement of production on new oil and gas fields in offshore China. Our average depreciation, depletion and amortization per BOE, excluding the dismantlement-related depreciation, depletion and amortization, increased 41.5% to RMB130.3 (US$ 21.03) per BOE in 2013 from RMB92.1 (US$14.59) per BOE in 2012. These increases were mainly attributable to the increased production proportion from oil sands, shale oil and gas and technical service contract overseas, which have higher depreciation, depletion and amortization rate. In addition, the increased proportion of production on new oil and gas fields in offshore China in recent year, which were developed under the environment of increasing prices of raw materials and services over the past few years, also contributed to the increase of depreciation, depletion and amortization per BOE.

The dismantlement-related depreciation, depletion and amortization costs increased 68.2% to RMB4,954 million
(US$799.4 million) in 2013 from RMB2,946 million in 2012, primarily as a result of the addition from the Nexen acquisition. Our average dismantling costs per BOE increased 38.4% to RMB12.53 (US$2.02) per BOE in 2013 from RMB9.06 (US$1.43) per BOE in 2012.

Special Oil Gain Levy

Our Special Oil Gain Levy decreased 10.9% to RMB23,421 million (US$3,779.1 million) in 2013 from RMB26,293 million in 2012, primarily as a result of our decreased oil sales in offshore China.

Selling and administrative expenses

Our selling and administrative expenses increased 132.7% to RMB7,859 million (US$1,268.1 million) in 2013 from RMB3,377 million in 2012. Such increases were primarily due to the addition from the Nexen acquisition and the related commissions and consulting expenses. Our selling and administrative expenses per BOE increased 91.6% to RMB19.89 (US$3.21) per BOE in 2013 from RMB10.38 (US$1.64) per BOE in 2012.

Finance costs/Interest income

Our finance costs increased 115.7% to RMB3,457 million (US$557.8 million) in 2013 from RMB1,603 million in 2012, primarily due to the addition from the Nexen acquisition and capital demand increase from expansion in overseas investment as well as the increase in unwinding of discount on provision for dismantlement due to commencement of production on new oil and gas fields. Our interest income increased 9.0% to RMB1,092 million (US$176.2 million) in 2013 from RMB1,002 million in 2012, primarily due to the increased effective rate of return from increased time deposits.

Exchange gains, net

Our net exchange gains increased 143.2% to RMB873 million (US$140.9 million) in 2013 from RMB359 million in 2012, primarily as a result of the further appreciation of Renminbi/US dollars and Renminbi/HK dollars.

Investment income

Our investment income increased 9.2% to RMB2,611 million (US$421.3 million) in 2013 from RMB2,392 million in 2012, primarily attributable to the increase in aggregate corporate wealth management products under the condition that the products and portfolios are of good liquidity and low risk.

Share of profits/losses of associates/a joint venture

Our share of profits of associates/a joint venture was RMB895 million (US$144.4 million) in 2013, while in 2012 we shared losses of RMB27 million, primarily attributable to the increased profitability of overall assets contributed by the downstream refinery which was acquired by Bridas in the second half of 2012.

Income tax expense

Our income tax expense decreased 7.9% to RMB24,390 million (US$3,935.5 million) in 2013 from RMB26,481 million in 2012, and the effective tax rate increased to 30.2% in 2013 from 29.4% in 2012. The increase in effective tax rate was mainly attributable to the Nexen acquisition, partially offset by the increased tax credits arising from certain qualified capital expenditure in Nigeria along with the development of Egina oilfield of OML130 project.

Capital Resources and Liquidity

Overview

Our primary source of cash during 2013 was cash flows from operating activities. We used cash primarily to fund capital spending program and dividends. The changes are as follows:

	2013		2012	Change
	RMB million	US$ million	RMB million	RMB million	%

Generated from operating activities	110,891	17,892.9	92,574	18,317	19.8%
Used in investing activities	(170,032)	(27,435.6)	(63,797)	(106,235)	166.5%
Generated from financing activities	18,601	3,001.4	2,584	16,017	619.9%

Cash generated from operating activities

In 2013, the increase in cash inflow from operating activities was mainly attributable to the contribution from Nexen.

Cash used in investing activities

In 2013, cash outflow from investing activities mainly included Nexen acquisition, acquisition of oil and gas properties and other capital expenditure. Our major acquisitions included (1) RMB87,926 million for the Nexen acquisition; (2) RMB4,100 million for the signature bonus on entering into a PSC in Block LIBRA in Brasil; (3) RMB879 million for the acquisition of part of working interest in Yacheng 13-1; (4) RMB2,022 million to fund Chesapeake’s share of drilling and completion costs pursuant to a commitment made at the acquisition of the Niobrara project. Our capital expenditure (excluding acquisition) increased 46.7% to RMB79,716 million (US$12,862.7 million) from 2012, primarily as a result of the increase in exploration activities and the development of projects under construction. Our development expenditures in 2013 were primarily related to the capital expenditure of Nexen, the development of the Eagle Ford project and OML130 project, as well as the expenses incurred for improving recovery factors of the oilfields in production.

In addition, our cash used in investing activities was also attributable to purchase of available-for-sale financial assets of RMB80,532 million (US$12,994.3 million). Our cash generated from investing activities was mainly from the proceeds from the sales of available-for-sale financial assets in the amount of RMB90,852 million (US$14,659.5 million). Our time deposits with maturity of more than three months increased by RMB9,328 million (US$1,505.1 million) in 2013.

Cash generated from financing activities

In 2013, the increase in net cash inflow from financing activities was mainly due to the proceeds of bank borrowings of RMB59,186 million (US$9,550.0 million) and RMB24,363 million (US$3,931.1 million) from the issuance of guaranteed notes, partially offset by the cash outflow of the distribution of dividends of RMB20,226 million (US$3,263.6 million), the repayment of bank loans of RMB36,793 million (US$5,936.7 million), the repayment of guaranteed notes and the redemption of subordinated debt of RMB4,100million (US$661.5 million).

At the end of 2013, our total interest-bearing outstanding debt was RMB131,852 million (US$21,275.0 million), compared to RMB57,886 million at the end of 2012. The increase in debt in 2013 was primarily attributable to the additional guaranteed notes resulting from the Nexen acquisition, the issuance of guaranteed notes of US$4 billion and the increase of short-term bank loans. Our gearing ratio, which is defined as interest-bearing debts divided by the sum of interest-bearing debts plus equity, was 27.8%, higher than that of 15.7% in 2012.

OTHERS

CAPITAL EXPENDITURE

The following table sets forth actual capital expenditure on an accrual basis for the periods indicated.

	Year ended 31 December
	2011	2012	2013
		(Rmb million)
China
Development	23,086	31,360	43,757
Exploration	8,011	10,572	12,012
Subtotal	31,097	41,931	55,769
Overseas
Development	8,062	15,459	29,446
Exploration	1,351	2,615	6,216
Subtotal	9,413	18,073	35,662
Total	40,511	60,005	91,431

EMPLOYEES

As of 31 December 2013, the company has a total of 17,553 employees.

Since 4 February 2001, the Company has adopted 4 stock option plans that were applicable to directors, senior management members and other qualified beneficiaries and has granted options thereafter in accordance with each stock option plan.

The Company has set up a recruitment system that is primarily market driven, and has adopted a more appropriate salary structure.

CHARGES ON ASSETS

CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

CONTINGENCIES

(a)
With respect to Penglai 19-3 Oilfield Oil Spill Accidents (please refer to the 2011 Annual Report, 2012 Interim Report, 2012 Annual Report and 2013 Interim Report of the Company for the background information),  the Company is of the view that the Company’s obligations, if any, arising from the above mentioned accidents shall be determined in accordance with relevant laws and regulations, the PSC and related agreements, among others. The allocation of all costs paid by ConocoPhillips China Inc. as operator related to the responses to the accidents (including but not limited to oil seepage cleanup, well control and containment and sandbagging) has been settled on 3 December 2013. The costs have been allocated and paid in proportion to the participating interests in accordance with the PSC subject to the audit process under the PSC. Based on evaluations performed as of the date of the consolidated financial statements, the Company believes that it is not possible to determine provisions, if any, for the Company’s obligation determined in the future arising from the above mentioned accidents in these financial statements. The financial impact of such oil spill accidents on the Company is still uncertain, and the Company has not made any provision for the accidents in the consolidated financial statements.

(b)
On 11 October 2012, the Company was served with a purported class action complaint filed by Sam Sinay, individually and on behalf of all others similarly situated (the "Plaintiff") in the Unites States District Court for the Southern District of New York (the "Trial Court") (the foregoing legal action is therein below referred as the "Complaint"). The Complaint was lodged against the Company and certain of its officers, which alleged that during the period between 27 January 2011 and 16 September 2011, the Company made materially false and misleading statements regarding its business and financial results and the oil spill accidents occurred at the Penglai 19-3 oilfield.

On 21 December 2012, the Company filed a motion to dismiss the Complaint in the Trial Court.

On 4 April 2013, the judge of the Trial Court approved the Plaintiff’s voluntarily dismissal, without prejudice, to its claims against the officers of the Company.

On 6 May 2013, the judge of the Trial Court granted the Company’s motion to dismiss in the entirety with prejudice. On 5 June 2013, the Plaintiff (i.e. the Appellant) appealed to the United States Court of Appeals for the Second Circuit (the “Court of Appeals”). On 3 February 2014, the Court of Appeals issued a Summary Order which found the Appellant’s argument without merit and affirmed the Trail Court’s judgment. After the issuance of the Summary Order, the Appellant may appeal to the Supreme Court of the United States within 90 days. The result of the case is still uncertain.

The Company believes that the allegations and the claims in the Complaint are without merit and intends to defend itself vigorously against such claims and no provision has been made in the consolidated financial statements.

(c)
As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from 1 January 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its in-charge tax authority.

The Group is subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review. Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase our tax liability. Management made judgment to estimate the possible outcome of matters under disputes. The Company believes that there is adequate provision for tax liability based on available information.

In addition to the matters mentioned above, the Group is dealing with a number of other lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, the company believes these proceedings are not expected to have a material effect on the consolidated financial statements.

EXCHANGE RATE

For the purpose of this announcement, unless otherwise indicated, translations of Renminbi into US dollars for 2013 have been made at the rate of RMB6.1975 to US$1 (2012: RMB6.3115 to US$1). These translations are for the purposes of illustration only and no representation is made by the Company that any amounts in Renminbi and US dollars can be or could have been converted at the above rate or any other rates or at all.

DIVIDENDS

An interim dividend of HK$0.25 (tax inclusive) per share was declared on 20 August 2013, and paid to the shareholders of the Company on 10 October 2013.

The Board recommended a payment of a final dividend of HK$0.32 (tax inclusive) per share for the year ended 31 December 2013, payable on 3 July 2014 to all shareholders on the register of members of the Company on 13 June 2014 (“Record Date” ) subject to shareholders’ approval.

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2013 FINAL DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company has been confirmed as a resident enterprise of People’s Republic of China (“PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2013 final dividend to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2013 final dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2013 final dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People's Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non-resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between the mainland of China and Hong Kong or Macau, or any other enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:30 p.m. on 6 June 2014.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed, together with the management, the Group’s consolidated financial statements for the year ended 31 December 2013, including the accounting policies adopted by the Group and has discussed the internal control and financial reporting matters. The Audit Committee of the Company has reviewed the annual results of the Company for the year ended 31 December 2013.

This announcement has been based on the Group’s consolidated financial statements for the year ended 31 December 2013 which have been agreed with the auditors.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Save as disclosed in this announcement, there was no purchase, sale or redemption by the Company, or any of its its subsidiaries, of its listed securities during the year ended 31 December 2013.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 19 May 2014 (Monday) to 23 May 2014 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the forthcoming annual general meeting the (“AGM”), members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 16 May 2014 (Friday).

After the AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 9 June 2014 (Monday) to 13 June 2014 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 6 June 2014 (Friday).

STATEMENT ON CORPORATE GOVERNANCE AS REQUIRED BY SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES (“CG Code”)

For the year ended 31 December 2013, the Company has complied with the provisions of the CG Code as set out in Appendix 14 of the Listing Rules, except for the deviation from the code provision A.4.1 of the CG Code.

CG Code Provision A.4.1

Under CG Code provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from the CG Code provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All Independent Non-executive Directors of the Company have retired from the office by rotation and have been re-elected in the past three years. The Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a Code of Ethics which has incorporated the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. The Company has made specific enquiries to all of the Directors, and all Directors have confirmed that they complied, during the year ended 31 December 2013, with the required standards set out in the Model Code.

PUBLICATION OF ANNUAL RESULTS AND ANNUAL REPORT

The electronic version of this announcement is published on the website of the Hong Kong Stock Exchange (the “Stock Exchange”) (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com). The annual report for the year ended 31 December 2013, containing all the information required by Appendix 16 to the Listing Rules, will be dispatched to shareholders of the Company and published on the Hong Kong Stock Exchange's website and the Company’s website in due course.

By Order of the Board CNOOC Limited Wang Yilin Chairman

Hong Kong, 28 March 2014

As at the date of this announcement, the Board comprises:

Executive Directors Li Fanrong Wu Guangqi Non-executive Directors WangYilin (Chairman) Yang Hua (Vice Chairman) Lv Bo Zhang Jianwei Wang Jiaxiang	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to its terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2012 Annual Report on Form 20-F filed on 24 April 2013. Consequently, all of the forward-looking statements made in this announcement are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

Exhibit 99.2

中國海洋石油有限公司
CNOOC LIMITED
For Immediate Release

Production and Reserve Volumes Hit Another Record High
 Major Operational Indicators Met Targets

(Hong Kong, March 28, 2014) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883, TSX: CNU) today announced its annual results for the year ended December 31, 2013.

In 2013, the Company continued to increase its investment in exploration. Benefitting from the Company’s cognitive innovation and technological advancement, 18 new discoveries were made and 20 oil and gas structures were successfully appraised by the Company. As at the end of 2013, the Company owned net proved reserves of approximately 4.43 billion barrels of oil equivalent (“BOE”). The reserve replacement ratio of the year amounted to 327%.

In 2013, the Company exceeded its production target set at the beginning of the year. The net oil and gas production reached 411.7 million BOE, representing a 20.2% increase year-over-year (“yoy”), with 60.8 million BOE contributed by Nexen. During the year, a total of 7 new projects commenced production in succession, and Liuhua 19-5 has also come online in early 2014.

In 2013, the Company’s average realized oil price was US$104.60 per barrel, representing a decrease of 5.3% yoy, and the Company’s average realized gas price was US$5.78 per thousand cubic feet, representing an increase of 0.2% yoy. In addition, the Company’s oil and gas sales revenue reached RMB226.45 billion, representing an increase of 16.3% yoy, and net profit amounted to RMB56.46 billion.

During the period, the Company’s all-in cost was US$45.02 per BOE, representing an increase of 26.0% yoy, mainly attributable to the relatively high cost of Nexen’s assets and the new projects.

Including RMB15.67 billion of Nexen’s spending, the Company’s capital expenditures reached RMB92.43 billion in 2013.

As for overseas development, with the successful completion of the acquisition of Nexen in February 2013, the Company has embarked on a new phase of international development. To date, the integration of the two entities has progressed smoothly and the overall progress met the Company’s targets. In addition, the Company has successfully entered into the production sharing contract for the Libra oil field located in the Santos Basin in Brazil. This marks a significant milestone for the Company in the course of its strategic entry into the ultra-deepwater field, which is in line with our philosophy of expanding our global presence through partnership arrangements.

Mr. Li Fanrong, CEO of the Company, said, “In 2013, CNOOC Limited made steady progress in all production and operational activities while stepping up the pace of its international development. While working hard to achieve various targets for the year 2014, we will maintain a long-term vision and seize the right opportunities to fully promote the Company to a new phase of development.”

In 2013, our basic earnings per share reached RMB1.26. The Board of Directors has proposed a year-end dividend of HK$0.32 per share (tax inclusive).

Mr. Wang Yilin, Chairman of CNOOC Limited, said, “In 2013, the Company undertook various activities under its ‘New Leap Forward’ strategic roadmap, achieving notable results and significant progress in exploration, production as well as international growth. We will adhere to carrying out innovation and reforms and seeking long-term progress in order to create further value for our shareholders.”

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words  "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Company can complete on schedule pursuant to its timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2012 Annual Report on Form 20-F filed on April 24, 2013.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
*** *** *** ***

For further enquiries, please contact:

Ms. Michelle Zhang
Deputy Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
E-mail: MR@cnooc.com.cn

Ms. Cathy Zhang
Hill+Knowlton Strategies Asia
Tel: +852-2894 6211
Fax: +852-2576 1990
E-mail: cathy.zhang@hkstrategies.com

Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

INSIDE INFORMATION ANNOUNCEMENT

This announcement is made pursuant to the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) and Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The board of directors (the “Board”) of CNOOC Limited (the “Company”) hereby announces that the Company has made a new exploration discovery of Ningbo 22-1 at the East China Sea in a cooperation project with Sinopec. The Company has 50% participating interests in such project.  Concrete information in relation to the reserve of such discovery has not yet been determined. In accordance with the applicable PRC laws and regulations, the aforesaid discovery is subject to the regulatory approvals before any further work can be carried out.

Further announcement on such discovery will be made in accordance with the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) and Rule 13.09 of the Listing Rules as appropriate.

In the meanwhile, shareholders and potential investors should exercise caution in dealing in the Company’s shares.

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary
Hong Kong, 28 March 2014

1

As at the date of this announcement, the Board comprises the following:

Executive Directors Li Fanrong Wu Guangqi	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch
Non-executive Directors Wang Yilin (Chairman) Yang Hua (Vice Chairman) Lv Bo Zhang Jianwei Wang Jiaxiang

2